UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Provides Update on the Master Development Program

Mexico City, April 1, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that it received approval from the Ministry of Communications and Transportation for the Master Development Programs for each of its concessions for the years 2009 through 2023 and the efficiency factor applicable and the maximum tariffs per work load unit for the years 2009 through 2013. One work load unit equals one passenger or 100 kg of cargo.

Master Development Programs

Expressed in millions of constant pesos as of December 31, 2008

Airport	2009-2013*	2014-2018**	2019-2023**
Cancún	2,413.7***	1,207.5****	793.9
Cozumel	117.6	121.5	89.6
Huatulco	343.4	71.9	48.1
Merida	304.2	125.5	82.5
Minatitlan	59.5	59.8	36.7
Oaxaca	309.4	67.1	85.1
Tapachula	60.1	42.0	20.5
Veracruz	792.8	136.5	170.1
Villahermosa	332.3	257.3	56.1

*	Committed investment
**	Indicative investment
***	As of December 31, 2008 ASUR has invested Ps. 1,054.8 million (which is included in the investment commitments for this period shown above)
****	As of December 31, 2008 ASUR has invested Ps. 612.9 million (which is included in the indicative investment for this period shown above)

Committed Investments

Expressed in millions of constant pesos as of December 31, 2008

Airport	2009	2010	2011	2012	2013
Cancún	582.0	625.0	424.5	447.6	334.6
Cozumel	17.5	42.1	14.2	33.7	10.2
Huatulco	52.9	151.0	70.4	59.3	9.8
Merida	80.8	128.2	72.8	16.3	6.1
Minatitlan	20.6	24.9	6.6	3.6	3.8
Oaxaca	48.1	139.0	62.0	42.5	17.8
Tapachula	7.6	5.7	4.7	2.5	39.7
Veracruz	48.1	310.1	248.0	119.0	67.6
Villahermosa	45.9	163.6	81.4	6.6	34.8

As of December 31, 2008 ASUR has invested the following amounts at Cancún airport:

Expressed in millions of constant pesos as of December 31, 2008

Airport	2009	2010	2011	2012	2013
Cancún	211.0	211.0	211.0	211.0	211.0

The Master Development Plan for Cancún Airport has accounted for these investments and includes these amounts in the investment commitments for the periods shown above.

The Master Development Plans were approved before the execution of the project denominated Riviera Maya Airport, which is included in the National Infrastructure Plan for 2007-2012. Therefore, the Ministry of Communications and Transportation did not account for any effects related to operations at the Riviera Maya Airport on projected passenger traffic levels for Cancún airport. The eventual construction, administration and operation of the Riviera Maya Airport, and the beginning of flight operations there, could affect traffic levels at Cancún airport. Accordingly, within three months as from the granting of a concession to operate the Riviera Maya Airport, the Ministry of Communications and Transportation has committed to modify the Master Development Plan in accordance with the new passenger traffic level projections, and to adjust the investment obligations and maximum tariffs that we are authorized to charge.

Maximum Tariffs per Work Load Unit

Expressed in constant pesos as of December 31, 2008

Airport	Maximum Tariff
Cancún	134.03
Cozumel	185.88
Huatulco	120.71
Merida	125.04
Minatitlan	214.38
Oaxaca	132.76
Tapachula	246.22
Veracruz	112.06
Villahermosa	117.07

The concession agreements for each airport provide that such airport's maximum rates will be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.70% in real terms.

The Company is currently evaluating the figures approved by the Ministry of Communications and Transportation.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel,

Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 1, 2009